January 9, 2017

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Amarin Corporation plc

Form 10-K for the fiscal year ended December 31, 2015

Filed February 25, 2016

File No. 0-21392

Dear Mr. Rosenberg:

This letter is submitted on behalf of Amarin Corporation plc (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2015 filed on February 25, 2016, as set forth in your letter dated December 27, 2016 addressed to Michael Kalb, Chief Financial Officer of the Company (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with a response below the numbered comment. For your convenience, we have italicized the reproduced Staff comment from the Comment Letter.

In addition to submitting this letter via EDGAR, we are sending via Federal Express five (5) copies of this letter.

Management’s Discussion and Analysis

Research and Development Expense, page 81

1.	The disclosure states R&D expense includes annual FDA fees for maintaining manufacturing sites and legal costs. Please explain to us how these expenses meet the definitions of research or development in ASC 730-10-20 or otherwise comply with ASC 730-10-25 for classifying as R&D expense. Separately tell us the amount of these expenses incurred in each of the last three years and for the nine months ended September 30, 2016.

RESPONSE:

The Company acknowledges the Staff’s comment and respectfully submits that the annual FDA fees for maintaining manufacturing sites and legal costs included within R&D expense meet the definitions of research and development as described in ASC 730, as explained below, as well as provide the amount of such expenses for the requested periods.

The annual FDA fees for maintaining manufacturing sites, included in R&D expense, primarily represent fees for qualification of new suppliers, including increasing capacity capabilities, and fees for sites used for the manufacture of product used in the REDUCE-IT clinical outcomes study. Such costs aggregated approximately $1.1 million for the nine months ended September 30, 2016 and $0.9 million, $0.8 million, and $0.8 million for the years ended December 31, 2015, 2014, and 2013, respectively.

The legal costs included in R&D expense primarily relate to certain portions of legal fees incurred on matters related to global trademark, patent filings, and market exclusivity efforts as Vascepa is still under development in the U.S. for expanded indication and is not yet approved in any other markets. Such costs aggregated approximately $1.4 million for the nine months ended September 30, 2016 and $1.7 million, $0.3 million, and $1.6 million for the years ended December 31, 2015, 2014 and 2013, respectively. Based on the guidance of ASC 730-10-20 and the immateriality of such amounts, the Company will prospectively classify such costs as selling, general and administrative expense.

Notes to Consolidated Financial Statements

Note 17: Development, Commercialization and Supply Agreement, page F-43

2.	In the second paragraph on page F-44 you indicate that you are entitled to receive up to $154.0 million in regulatory and sales-based milestone payments under your DCS Agreement with Eddingpharm (Asia) Macao Commercial Offshore Limited. At the top of page 6 you disclose that you are also entitled to receive development milestones. Please reconcile this difference for us and represent to us that you will correct this inconsistency in future filings. In addition, tell us your consideration for disclosing each milestone and its related consideration as required by ASC 605-28-50-2b.

RESPONSE:

The Company acknowledges the Staff’s comment and confirms that it will correct the inconsistency in future filings, in a manner consistent with the Staff’s comment.

It was not the Company’s intent to imply that the $154.0 million related to different categories of milestone payments as disclosed in the two distinct parts of the Form 10-K, and such difference in disclosure was simply an unintended inconsistency in terminology. The Development, Commercialization and Supply Agreement dated February 26, 2015, by and between Amarin Pharmaceuticals Ireland Limited, Amarin Pharma, Inc. and Eddingpharm (Asia) Macao Commercial Offshore Limited (“Eddingpharm”) (the “DCS Agreement”) (Exhibit Number 10.57 of the Form 10-K for the fiscal year ended December 31, 2015 filed on February 25, 2016) includes the terms “regulatory milestones” and “sales based milestones.” Included within the “regulatory milestones” is a requirement for the Company to provide on-going development support; however, there is no specific reference to “development milestones.” For consistency purposes, the Company advises the Staff that it will correct this inconsistency by referring to the aggregate milestone payments under the DCS Agreement as “regulatory and sales-based milestone payments” in all references within future periodic filings.

The Company also respectfully acknowledges the Staff’s comment to disclose a description of each individual milestone and its related contingent consideration as required by ASC 605-28-50-2b. In applying the guidance in

ASC 605-28-50-2b, the Company considered which individual milestones, if any, would be material from a disclosure perspective. In making this assessment, among the factors the Company evaluated were the individual amount of each payment in relation to the Company’s financial results and the overall economics of the collaboration, the relative inability to predict the likely timing of achievement of milestones prior to clarification of the clinical development plan for Vascepa in China by the China Food and Drug Administration, the scientific, clinical, regulatory, commercial and other risks that must be overcome to achieve the respective milestone, potential interpretation by investors and potential commercial harm to the Company and Eddingpharm if such milestone payment details were made available to competitors. The Company believes that the description of milestones and the range of amounts and total for each category comply with the requirements in all material respects. In light of the foregoing, the Company proposes to revise the disclosure consistent with the sample set forth in Exhibit A attached hereto (marked for example purposes to show changes against the Form 10-K for the fiscal year ended December 31, 2015 filed on February 25, 2016).

The Company respectfully directs the Staff’s attention to Note 17 of the Form 10-K for the fiscal year ended December 31, 2015 filed on February 25, 2016 where the Company includes a significant amount of disclosure about the key terms of its DCS Agreement with Eddingpharm, including the aggregate amount of remaining potential milestone payments as of year-end and general triggering events. To enhance its existing disclosure, the Company proposes to add, in its future periodic filings, additional information about its potential milestone payments by providing a breakdown and range of such potential future milestone payments into the following categories: (1) regulatory milestones; and (2) sales-based milestones. By aggregating the potential milestones into the aforementioned categories, together with the existing description of the related milestone triggering events, the Company believes it is providing investors with all material relevant information as well as an understanding of the scope of the collaboration, as required by ASC 605-28-50-2. Such categorization of milestone payments allows investors to differentiate amounts that are at risk prior to regulatory approval from amounts that are at risk as to the successful commercialization of the product.

Accordingly, the Company proposes to enhance its disclosure regarding milestones and related contingent consideration in its future periodic filings, consistent with the sample set forth in Exhibit A hereto (marked to show changes against the Form 10-K for the fiscal year ended December 31, 2015 filed on February 25, 2016).

*******

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please telephone the undersigned at (908) 719-1315.

Sincerely,

/s/ Michael W. Kalb
Michael W. Kalb
Senior Vice President & Chief Financial Officer

Enclosures

cc:	John F. Thero, Amarin Corporation plc

Joseph T. Kennedy, Amarin Corporation plc

Michael H. Bison, Goodwin Procter LLP

Exhibit A

Example of Proposed Disclosure in Notes to Consolidated Financial Statements,

“Note 17: Development, Commercialization and Supply Agreement”

(marked to show changes against the Form 10-K)

On February 26, 2015, the Company entered into a Development, Commercialization and Supply Agreement (the “DCS Agreement”) with Eddingpharm (Asia) Macao Commercial Offshore Limited (“Eddingpharm”) related to the development and commercialization of Vascepa in Mainland China, Hong Kong, Macau and Taiwan, or the China Territory. Under the terms of the DCS Agreement, the Company granted to Eddingpharm an exclusive (including as to the Company) license with right to sublicense to develop and commercialize Vascepa in the China Territory for uses that are currently commercialized and under development by the Company based on the Company’s MARINE, ANCHOR and ongoing REDUCE-IT clinical trials of Vascepa.

Under the DCS Agreement, Eddingpharm will be solely responsible for development and commercialization activities in the China Territory and associated expenses. The Company will provide development assistance and be responsible for supplying finished and later bulk drug product at defined prices under negotiated terms. The Company will retain all Vascepa manufacturing rights. Eddingpharm has agreed to certain restrictions regarding the commercialization of competitive products globally and the Company has agreed to certain restrictions regarding the commercialization of competitive products in the China Territory.

The Company and Eddingpharm agreed to form a joint development committee to oversee regulatory and development activities for Vascepa in the China Territory in accordance with a negotiated development plan and to form a separate joint commercialization committee to oversee Vascepa commercialization activities in the China Territory. Development costs will be paid by Eddingpharm to the extent such costs are incurred in connection with the negotiated development plan or otherwise incurred by Eddingpharm. Eddingpharm will be responsible for preparing and filing regulatory applications in all countries of the China Territory at Eddingpharm’s cost with the Company’s assistance. The DCS Agreement also contains customary provisions regarding indemnification, packaging, record keeping, audit rights, reporting obligations, and representations and warranties that are customary for an arrangement of this type.

The term of the DCS Agreement expires, on a product-by-product basis, upon the later of (i) the date on which such product is no longer covered by a valid claim under a licensed patent in the China Territory, or (ii) the twelfth (12th) anniversary of the first commercial sale of such product in Mainland China. The DCS Agreement may be terminated by either party in the event of a bankruptcy of the other party and for material breach, subject to customary cure periods. In addition, at any time following the third anniversary of the first commercial sale of a product in Mainland China, Eddingpharm has the right to terminate the DCS Agreement for convenience with twelve months’ prior notice. Neither party may assign or transfer the DCS Agreement without the prior consent of the other party, provided that the Company may assign the DCS Agreement in the event of a change of control transaction.

Upon closing of the DCS Agreement, the Company received a non-refundable $15.0 million up-front payment, which it will recognize as revenue over the estimated period in which the Company is required to provide initial and on-going regulatory and development support and clinical supply for obtaining regulatory approvals in the China Territory and through the estimated period in which the Company is required to provide commercial supply, which is currently estimated to be a period of approximately 16 years. Consequently, the Company recognized $0.8 million of the up-front payment as licensing revenue during the year ended December 31, 2015 and recorded $14.2 million as deferred revenue as of December 31, 2015.

In addition to the non-refundable, up-front payment, the Company is entitled to receive certain regulatory and sales-based milestone payments of up to an additional $154.0 million as well as tiered double-digit percentage royalties on net sales of Vascepa in the China Territory escalating to the high teens. The regulatory milestone events, relate to the submission and approval of certain applications to the applicable regulatory authority, such as a clinical trial application, clinical trial exemption, or import drug license application. The amounts to be received upon achievement of the regulatory milestone events for submission and approval for three indications range from $1.0 million to $15.0 million, for a total of $34.0 million. The sales-based milestone events, occur when annual aggregate net sales of Vascepa in the territory equals or exceeds certain specified thresholds, and range from $5.0 million to $50.0 million for a total of $120.0 million. Each such milestone payment shall be payable only once regardless of how many times the sales milestone event is achieved. Each such milestone payment is non-refundable and non-creditable against any other milestone payments. The Company recognizes contingent consideration from activities that is earned upon the achievement of a substantive milestone in the period in which the milestone is achieved. Due to uncertainties regarding the timing and scope of clinical trials and regulatory approval for Vascepa in the China Territory, the Company at this time cannot accurately forecast the timing at which these milestones will be earned, if at all.